JCDecaux

03 DEC 11 AM 7:21

82-34631

SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

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Neuilly [redacted]

03045021

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached a press release in relation to the completion by JCDecaux SA of the increase of its stake in the German company Wall.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

12/11

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

FILE 82-5247

JCDecaux

JCDecaux completes transaction to increase stake in Wall AG to 35%
Regulatory approval received from German competition authorities

Out of Home Media

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Paris, 5 December 2003 – JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and one of the largest in the world, announced today that it has completed its transaction with Wall AG. JCDecaux has received regulatory approval from the German competition authorities to acquire Clear Channel's 20% stake in the outdoor advertising company Wall. The transaction increases JCDecaux's holding in Wall to 35%, with the Wall family retaining 65%. In addition, JCDecaux has acquired a 50% holding in Wall US, which holds the 20-year street furniture advertising contract for the city of Boston.

Wall AG is a well-established outdoor advertising group, formed in 1976. With annual revenues of €86 million, the Company holds long-term street furniture contracts with 20 German cities including Berlin, Dusseldorf and Dortmund as well as with the major cities of Moscow, St Petersburg, Istanbul and Boston.

Key Information on the Group

- *2002 revenues : €1578 million. Revenues for first nine months of 2003: €1143 million*
- *Listed on Euronext Paris*
- *N°1 worldwide in street furniture (290,000 faces)*
- *N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)*
- *N°1 in Europe for billboards (192,000 faces)*
- *627,000 advertising faces in 43 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,100 employees*

Press Relations	Financial Dynamics	Investor Relations
Raphaële Rabatel	Tim Spratt / Charles Palmer	Cécile Prévot
Tel: +33 (0) 1 30 79 34 99	Tel: +44 207 831 3113	Tel: +33 (0) 1 30 79 79 93
raphaele.rabatel@jcdecaux.fr	Tim.spratt@fd.com	cecile.prevot@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of